UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADWARE LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share	M81873 10 7
(Title of Class of Securities)	(CUSIP Number)
December 31, 2010 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)
  ☐ Rule 13d-1(c)
  ☒ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M81873 10 7

1.	NAMES OF REPORTING PERSONS Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 607,410
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 607,410
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 607,410
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.96%*
12.	TYPE OR REPORTING PERSON IN

*Based on 20,495,514 Ordinary Shares that the Company advised were issued and outstanding (net of treasury stock).

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CUSIP No. M81873 10 7

Item 1(a).	Name of Issuer:

RADWARE Ltd. (hereinafter referred to as the “Company).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Raoul Wallenberg Street
Ramat Hachayal
Tel-Aviv 69710, Israel

Item 2(a).	Name of Person Filing:

Zohar Zisapel

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Item 2(c).	Citizenship:

Israeli

Item 2(d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 0.10 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M81873 10 7

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership

(a)           Amount beneficially owned:

As of December 31, 2010 Zohar Zisapel beneficially owned 607,410 Ordinary Shares, out of which (i) 402,168 Ordinary Shares are held by the Reporting Person, and (ii) 205,242 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

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CUSIP No. M81873 10 7

(b)          Percent of Class:

2.96%

(c)          Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

607,410

(ii)   Shared power to vote or to direct the vote:

None

(iii)   Sole power to dispose or to direct the disposition of:

607,410

(iv)   Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. M81873 10 7

Item 10.	Certification.

By signing below the undersigned certifies that the securities referred to above were not acquired and are not held at the time being with the intention of changing or influencing the control of the Issuer of the securities and were not acquired and are not held with the intention of any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Zohar Zisapel Zohar Zisapel